BERU Aktiengesellschaft
Mörikestr. 155
D-71636 Ludwigsburg
Deutschland
Tel.: +49/7141/132-246
Fax: +49/7141/132-586

Corporate Communications Investor Relations

From/Von:	**Claudia Liedtke/SIR**
Date/Datum:	**09.02.2004**
To/An:	**Securities and Exchange Commission** Division of Corporate Finance Office of International Corporate Finance 450 Fifth Street, N.W. Washington DC, 20549
Fax:	**001-202 942 9624**

BERU Aktiengesellschaft. Exemption number: 82-34 750

Dear Sir, Madame,

please find as page 2 the BERU AG press release:

Dr Gerhard Wacker and Winfried Witte resign from their Supervisory Board seats at BERU Group.

Your's sincerly

i.A.

Claudia Liedtke
Corporate Communications/Investor Relations

dw2/10

Press Release

BERU

Contents: Supervisory board members retire

Target group: Investors, Business press

Dr Gerhard Wacker and Winfried Witte to retire from the Supervisory Board of BERU Group

Ludwigsburg, 9 February 2004 -- **Dr Gerhard Wacker, Chairman of the Supervisory Board of the Ludwigsburg-based automotive supplier, BERU Group, and Winfried Witte, member of the company's six-member Supervisory Board have informed the Executive Board that they intend to resign from their positions at the end of the 2003/04 financial year on 31 March 2004.**

The Executive and Supervisory Boards of BERU Group would like to pay tribute to the successful work and the great contribution made by Dr Wacker and Mr Witte, who have held their positions since 1997. The Chairman of the Executive Board of BERU Group, Marco von Maltzan, explains: "Dr Wacker and Mr Witte have played a crucial part in shaping the company's positive development and have made a vital contribution to the forward-looking orientation and strategic positioning of BERU Group. We would like to thank both of them for their outstanding work to the company and its employees."

The Executive and Supervisory Boards of BERU Group will apply to the company-register court to officially appoint the Stuttgart business lawyer, Dr Volker Grub, senior partner at Wellensiek Grub & Partner, and Mr Gregor Böhm, Managing Director of The Carlye Group Private Equity GmbH, Munich, as members of the company's Supervisory Board for the interim period until the next Annual General Meeting of BERU Group, which is scheduled for 14 September 2004.

For further information, please contact:

BERU Group
Corporate Communications/ Investor Relations
Mörikestr. 155
71636 Ludwigsburg
Germany
Tel.: +49-(0)7141-132-246
Fax: +49-(0)7141-132-586
e-mail: investor-relations@beru.de